Exhibit 99.2
Consolidated financial statements

58 BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT

Consolidated income statements

			Three months		Six months
For the period ended June 30 (in millions of Canadian dollars, except share amounts) (unaudited)	Note		2026	2025	2026	2025
Operating revenues		4	6,176	6,085	12,344	12,015
Operating costs	4,	6	(3,474)	(3,411)	(7,011)	(6,783)
Severance, acquisition and other costs		7	(50)	(41)	(44)	(288)
Depreciation			(985)	(949)	(1,968)	(1,890)
Amortization			(391)	(338)	(764)	(669)
Finance costs
Interest expense			(469)	(442)	(913)	(865)
Net return on post-employment benefit plans		12	36	26	73	51
Impairment of assets			(6)	(8)	(11)	(17)
Net losses on investments (1)			(2)	(8)	(3)	(10)
Other income (expense) (1)		8	58	(30)	96	280
Income taxes			(264)	(240)	(503)	(497)
Net earnings			629	644	1,296	1,327
Net earnings attributable to:
Common shareholders			558	579	1,174	1,209
Preferred shareholders			39	40	76	81
Non-controlling interest			32	25	46	37
Net earnings			629	644	1,296	1,327
Net earnings per common share - basic and diluted		9	0.60	0.63	1.26	1.31
Weighted average number of common shares outstanding - basic (millions)		9	932.5	930.9	932.5	925.6
(1)We have presented amounts from the previous period to make them consistent with the presentation of the current period.

BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT 59

Consolidated statements of comprehensive income

		Three months		Six months
For the period ended June 30 (in millions of Canadian dollars) (unaudited)	Note	2026	2025	2026	2025
Net earnings		629	644	1,296	1,327
Other comprehensive income, net of income taxes
Items that will be subsequently reclassified to net earnings
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $53 million and ($70) million for the three months ended June 30, 2026 and 2025, respectively, and $56 million and ($150) million for the six months ended June 30, 2026 and 2025, respectively		(144)	193	(153)	410
Gain on cumulative translation adjustment		148	—	272	—
Items that will not be reclassified to net earnings
Actuarial gains on post-employment benefit plans, net of income taxes of ($118) million and ($30) million for the three months ended June 30, 2026 and 2025, respectively, and ($124) million and ($56) million for the six months ended June 30, 2026 and 2025, respectively (1)	12	323	78	338	151
Net change in value of publicly-traded and privately-held investments, net of income taxes of ($6) million and ($5) million for the three months ended June 30, 2026 and 2025, respectively, and ($8) million and ($5) million for the six months ended June 30, 2026 and 2025, respectively		41	32	57	34
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($4) million and $10 million for the three months ended June 30, 2026 and 2025, respectively, and ($9) million and $9 million for the six months ended June 30, 2026 and 2025, respectively		12	(29)	24	(25)
Other comprehensive income		380	274	538	570
Total comprehensive income		1,009	918	1,834	1,897
Total comprehensive income attributable to:
Common shareholders		937	854	1,710	1,782
Preferred shareholders		39	40	76	81
Non-controlling interest		33	24	48	34
Total comprehensive income		1,009	918	1,834	1,897
(1)The discount rate used to value our post-employment benefit obligations at June 30, 2026 was 4.9% compared to 5.0% at March 31, 2026 and 4.9% at December 31, 2025. The discount rate used to value our post-employment benefit obligations at June 30, 2025 was 4.8% compared to 4.7% at March 31, 2025 and December 31, 2024.

60 BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT

Consolidated statements of financial position

(in millions of Canadian dollars) (unaudited)	Note	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash		477	314
Cash equivalents		2	6
Trade and other receivables		4,173	4,474
Inventory		449	389
Contract assets		546	575
Contract costs		902	849
Prepaid expenses		491	379
Other current assets		504	414
Assets held for sale		—	7
Total current assets		7,544	7,407
Non-current assets
Contract assets		241	272
Contract costs		912	959
Property, plant and equipment		32,973	33,541
Intangible assets		17,693	17,234
Deferred tax assets		172	178
Investments in associates and joint ventures	10	1,509	396
Post-employment benefit assets	12	4,744	4,310
Other non-current assets	10	1,934	2,637
Goodwill		13,320	13,231
Total non-current assets		73,498	72,758
Total assets		81,042	80,165
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,167	4,392
Contract liabilities		837	872
Interest payable		451	435
Dividends payable		427	425
Current tax liabilities		160	567
Debt due within one year	11	4,254	6,155
Liabilities held for sale		—	10
Total current liabilities		10,296	12,856
Non-current liabilities
Contract liabilities		452	374
Long-term debt	11	37,522	34,904
Deferred tax liabilities		6,320	6,105
Post-employment benefit obligations	12	1,115	1,151
Other non-current liabilities		1,159	1,465
Total non-current liabilities		46,568	43,999
Total liabilities		56,864	56,855
EQUITY
Equity attributable to BCE shareholders
Preferred shares	14	3,216	3,288
Common shares	14	21,493	21,493
Contributed surplus	14	1,308	1,308
Accumulated other comprehensive (loss) income	10	(55)	573
Deficit		(2,098)	(3,642)
Total equity attributable to BCE shareholders		23,864	23,020
Non-controlling interest		314	290
Total equity		24,178	23,310
Total liabilities and equity		81,042	80,165

BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT 61

Consolidated statements of changes in equity

		Attributable to BCE shareholders
					Accumulated other comprehensive income (loss)
For the period ended June 30, 2026 (in millions of Canadian dollars) (unaudited)	Note	Preferred shares	Common shares	Contri-buted surplus	Publicly-traded and privately-held invest- ments	Derivatives designated as cash-flow hedges	Cumulative translation adjustment	Deficit	Total	Non-controlling interest	Total equity
Balance at December 31, 2025		3,288	21,493	1,308	911	(301)	(37)	(3,642)	23,020	290	23,310
Net earnings		—	—	—	—	—	—	1,250	1,250	46	1,296
Other comprehensive income (loss)		—	—	—	57	(131)	272	338	536	2	538
Total comprehensive income (loss)		—	—	—	57	(131)	272	1,588	1,786	48	1,834
Other share-based compensation		—	—	(10)	—	—	—	25	15	—	15
Repurchase of preferred shares	14	(72)	—	10	—	—	—	—	(62)	—	(62)
Dividends declared on BCE common and preferred shares		—	—	—	—	—	—	(892)	(892)	—	(892)
Dividends declared by subsidiaries to non- controlling interest		—	—	—	—	—	—	—	—	(24)	(24)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	—	(3)	—	—	(3)	—	(3)
Reclassification of Group CH Limited Partnership	10	—	—	—	(823)	—	—	823	—	—	—
Balance at June 30, 2026		3,216	21,493	1,308	145	(435)	235	(2,098)	23,864	314	24,178

	Attributable to BCE shareholders
				Accumulated other comprehensive (loss) income
For the period ended June 30, 2025 (in millions of Canadian dollars) (unaudited)	Preferred shares	Common shares	Contri-buted surplus	Publicly-traded and privately-held investments (1)	Derivatives designated as cash-flow hedges (1)	Deficit	Total	Non-controlling interest	Total equity
Balance at December 31, 2024	3,533	20,860	1,278	658	(817)	(8,441)	17,071	289	17,360
Net earnings	—	—	—	—	—	1,290	1,290	37	1,327
Other comprehensive income	—	—	—	34	388	151	573	(3)	570
Total comprehensive income	—	—	—	34	388	1,441	1,863	34	1,897
Common shares issued under dividend reinvestment plan	—	633	—	—	—	—	633	—	633
Other share-based compensation	—	—	(16)	—	—	29	13	—	13
Repurchase of preferred shares	(109)	—	33	—	—	—	(76)	—	(76)
Dividends declared on BCE common and preferred shares	—	—	—	—	—	(1,414)	(1,414)	—	(1,414)
Dividends declared by subsidiaries to non-controlling interest	—	—	—	—	—	—	—	(13)	(13)
Settlement of cash flow hedges transferred to the cost basis of hedged items	—	—	—	—	(23)	—	(23)	—	(23)
Balance at June 30, 2025	3,424	21,493	1,295	692	(452)	(8,385)	18,067	310	18,377
(1)We have presented amounts from the previous period to make them consistent with the presentation for the current period.

62 BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT

Consolidated statements of cash flows

			Three months		Six months
For the period ended June 30 (in millions of Canadian dollars) (unaudited)	Note		2026	2025	2026	2025
Cash flows from operating activities
Net earnings			629	644	1,296	1,327
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs		7	50	41	44	288
Depreciation and amortization			1,376	1,287	2,732	2,559
Post-employment benefit plans cost		12	10	19	27	48
Net interest expense			454	427	884	824
Impairment of assets			6	8	11	17
Net losses on investments			2	8	3	10
Net early debt redemption gains (1)		8	(89)	(91)	(89)	(357)
Income taxes			264	240	503	497
Contributions to post-employment benefit plans			(9)	(12)	(27)	(30)
Payments under other post-employment benefit plans			(18)	(15)	(32)	(29)
Severance and other costs paid			(60)	(198)	(146)	(279)
Interest paid			(330)	(308)	(954)	(869)
Income taxes paid (net of refunds)			(16)	(50)	(563)	(124)
Acquisition and other costs paid			(8)	(6)	(10)	(14)
Net change in operating assets and liabilities (1)			(99)	(47)	(368)	(350)
Cash flows from operating activities			2,162	1,947	3,311	3,518
Cash flows used in investing activities
Capital expenditures			(1,080)	(763)	(1,921)	(1,492)
Decrease in short-term investments			—	—	—	400
Business acquisitions			(17)	(24)	(24)	(23)
Business dispositions			—	36	1	38
Increase in investments (1)			(26)	(9)	(74)	(17)
Other investing activities (1)			(4)	10	(13)	5
Cash flows used in investing activities			(1,127)	(750)	(2,031)	(1,089)
Cash flows used in financing activities
(Decrease) increase in notes payable			(1,149)	405	(1,971)	(726)
Issue of long-term debt		11	2,647	318	5,036	4,755
Repayment of long-term debt		11	(2,812)	(1,725)	(3,110)	(5,981)
Purchase of shares for settlement of share-based payments			(33)	(32)	(95)	(96)
Repurchase of preferred shares		14	(30)	(39)	(62)	(76)
Cash dividends paid on common shares			(408)	(608)	(816)	(1,210)
Cash dividends paid on preferred shares			(36)	(38)	(72)	(77)
Cash dividends paid by subsidiaries to non-controlling interest			(12)	—	(24)	(13)
Other financing activities			(101)	(20)	(116)	(67)
Cash flows used in financing activities			(1,934)	(1,739)	(1,230)	(3,491)
Effect of currency exchange rate changes on cash and cash equivalents			2	—	2	—
Net (decrease) increase in cash			(890)	(542)	56	(1,065)
Cash at beginning of period			1,367	1,049	314	1,572
Initial adoption of Amendments to IFRS 9 and IFRS 7 on January 1, 2026	2,	3	—	—	107	—
Cash at end of period			477	507	477	507
Net (decrease) increase in cash equivalents			(7)	—	(4)	3
Cash equivalents at beginning of period			9	3	6	—
Cash equivalents at end of period			2	3	2	3
(1)We have presented amounts from the previous period to make them consistent with the presentation for the current period.
BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT 63

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2025 annual consolidated financial statements, approved by BCE’s board of directors on March 5, 2026.
These notes are unaudited.
We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1     Corporate information
BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications company providing products and services in Canada and in the Pacific Northwest of the United States (U.S.). Bell Communication and Technology Services (Bell CTS) includes our Bell CTS Canada segment which provides wireless, wireline, Internet, streaming services, and television (TV) services to residential, business, government and wholesale customers in Canada and our Bell CTS U.S. segment which provides wireline, Internet and TV services to residential, business and wholesale customers in the Pacific Northwest of the U.S. Our Bell Media segment holds a portfolio of assets providing premium video, audio, out-of-home advertising, and digital media services to customers nationally across Canada.

Note 2     Basis of presentation and material accounting policies
These financial statements were prepared in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 - Interim Financial Reporting and were approved by BCE’s board of directors on August 5, 2026. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Material accounting policies in our consolidated financial statements for the year ended December 31, 2025, except as described in Note 3, Adoption of amended accounting standards.
These financial statements do not include all of the notes required in annual financial statements.
All amounts are in millions of Canadian dollars, except where noted.

64 BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT

Future changes to accounting standards
The following accounting standard issued by the IASB has not yet been adopted by BCE.

Standard	Description	Impact	Effective date
IFRS 18 – Presentation and Disclosure in Financial Statements
Sets out requirements and guidance on presentation and disclosure in financial statements, including:
•presentation in the consolidated income statements (income statements) of income and expenses within defined categories - operating, investing, financing, income taxes and discontinued operations
•presentation in the income statements of new defined subtotals - operating profit and profit before financing and income taxes
•disclosure of explanations of management-defined performance measures that are related to the income statements
•enhanced guidance on aggregation and disaggregation of information and whether to provide information in the financial statements or in the notes
•disclosure of specified expenses by nature
IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1 unchanged.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2027, applied retrospectively. Early application is permitted.
IFRS 20 – Regulatory Assets and Regulatory Liabilities
Sets out requirements for the recognition, measurement, presentation and disclosure of regulatory assets, regulatory liabilities, regulatory income and regulatory expenses.
Under IFRS 20, regulatory assets and liabilities, with corresponding amounts of regulatory income and expenses, are recognized when the total allowed compensation for regulatory goods or services supplied in one reporting period is included in determining the regulated rates charged to customers in a different period.
IFRS 20 does not replace the requirements of IFRS 15 - Revenue from Contracts with Customers or other IFRS accounting standards.
		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2029, applied retrospectively or using a modified retrospective approach. Early application is permitted.

Note 3     Adoption of amended accounting standards
As required, on January 1, 2026, we adopted Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 issued by the IASB. Under the amendments, financial liabilities are derecognized on the settlement date when they are extinguished. Financial liabilities settled in cash using an electronic payment system may be derecognized prior to the settlement date when the required conditions are met. Similarly, financial assets are derecognized when the contractual rights to the cash flows expire or the asset is transferred.
The table below shows the initial impact of adopting these amendments.

	December 31, 2025 as reported	Impact of Amendments to IFRS 9 and IFRS 7	January 1, 2026, upon adoption of Amendments to IFRS 9 and IFRS 7
Consolidated statements of financial position:
Cash	314	107	421
Trade and other receivables	4,474	2	4,476
Trade payables and other liabilities	4,392	109	4,501
In accordance with the transitional provisions of the amendments, comparative periods have not been restated. The remaining amendments to IFRS 9 and IFRS 7 did not have a significant impact on our financial statements.

BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT 65

Note 4     Segmented information
Our results are reported in three segments: Bell CTS Canada, Bell CTS U.S. and Bell Media. On August 1, 2025, Bell Canada acquired Northwest Fiber Holdco, LLC (doing business as Ziply Fiber (Ziply Fiber)), the leading fibre Internet provider in the Pacific Northwest of the U.S. The results from the acquired Ziply Fiber operations are included in the Bell CTS U.S. segment from the date of acquisition. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.
The following tables present financial information by segment for the three month periods ended June 30, 2026 and 2025.

For the three month period ended June 30, 2026	Note	Bell CTS Canada (1)	Bell CTS U.S. (2)	Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues		4,430	234	4,664	827	—	5,491
Inter-segment service revenues		7	—	7	91	(98)	—
Operating service revenues		4,437	234	4,671	918	(98)	5,491
External/operating product revenues		685	—	685	—	—	685
Total external revenues		5,115	234	5,349	827	—	6,176
Total inter-segment revenues		7	—	7	91	(98)	—
Total operating revenues (3)		5,122	234	5,356	918	(98)	6,176
Operating costs	6	(2,759)	(139)	(2,898)	(674)	98	(3,474)
Adjusted EBITDA (4)		2,363	95	2,458	244	—	2,702
Severance, acquisition and other costs	7	(43)	(6)	(49)	(1)	—	(50)
Depreciation and amortization		(1,215)	(101)	(1,316)	(60)	—	(1,376)
Impairment of assets		(6)	—	(6)	—	—	(6)
Adjusted EBIT		1,099	(12)	1,087	183	—	1,270
Finance costs
Interest expense							(469)
Net return on post-employment benefit plans	12						36
Net loss on investments							(2)
Other income	8						58
Income taxes							(264)
Net earnings							629
(1)Includes all subsidiaries of Bell CTS with the exception of Ziply Fiber and its subsidiaries.
(2)Includes the results of Ziply Fiber exclusively.
(3)Revenues from Bell CTS Canada and Bell Media are substantially generated in Canada and revenues from Bell CTS U.S. are generated in the U.S.
(4)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
66 BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT

For the three month period ended June 30, 2025	Note	Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues		4,509	758	—	5,267
Inter-segment service revenues		7	85	(92)	—
Operating service revenues		4,516	843	(92)	5,267
External/operating product revenues		818	—	—	818
Total external revenues		5,327	758	—	6,085
Total inter-segment revenues		7	85	(92)	—
Total operating revenues (1)		5,334	843	(92)	6,085
Operating costs	6	(2,895)	(608)	92	(3,411)
Adjusted EBITDA (2)		2,439	235	—	2,674
Severance, acquisition and other costs (3)	7	(37)	(4)	—	(41)
Depreciation and amortization (3)		(1,224)	(63)	—	(1,287)
Impairment of assets (3)		(8)	—	—	(8)
Adjusted EBIT		1,170	168	—	1,338
Finance costs
Interest expense					(442)
Net return on post-employment benefit plans	12				26
Net losses on investments (3)					(8)
Other expense (3)	8				(30)
Income taxes					(240)
Net earnings					644
(1)In Q2 2025, we had two segments, Bell CTS and Bell Media, and their revenues were substantially generated in Canada.
(2)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
(3)We have presented amounts from the previous period to make them consistent with the presentation for the current period.
The following tables present financial information by segment for the six month periods ended June 30, 2026 and 2025.

For the six month period ended June 30, 2026	Note	Bell CTS Canada (1)	Bell CTS U.S. (2)	Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues		8,857	468	9,325	1,516	—	10,841
Inter-segment service revenues		13	—	13	180	(193)	—
Operating service revenues		8,870	468	9,338	1,696	(193)	10,841
External/operating product revenues		1,503	—	1,503	—	—	1,503
Total external revenues		10,360	468	10,828	1,516	—	12,344
Total inter-segment revenues		13	—	13	180	(193)	—
Total operating revenues (3)		10,373	468	10,841	1,696	(193)	12,344
Operating costs	6	(5,636)	(271)	(5,907)	(1,297)	193	(7,011)
Adjusted EBITDA (4)		4,737	197	4,934	399	—	5,333
Severance, acquisition and other costs	7	(27)	(11)	(38)	(6)	—	(44)
Depreciation and amortization		(2,416)	(198)	(2,614)	(118)	—	(2,732)
Impairment of assets		(11)	—	(11)	—	—	(11)
Adjusted EBIT		2,283	(12)	2,271	275	—	2,546
Finance costs
Interest expense							(913)
Net return on post-employment benefit plans	12						73
Net loss on investments							(3)
Other income	8						96
Income taxes							(503)
Net earnings							1,296
(1)Includes all subsidiaries of Bell CTS with the exception of Ziply Fiber and its subsidiaries.
(2)Includes the results of Ziply Fiber exclusively.
(3)Revenues from Bell CTS Canada and Bell Media are substantially generated in Canada and revenues from Bell CTS U.S. are generated in the U.S.
(4)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT 67

For the six month period ended June 30, 2025	Note	Bell CTS	Bell Media	Inter-segment eliminations	BCE
Operating revenues
External service revenues		8,990	1,449	—	10,439
Inter-segment service revenues		14	169	(183)	—
Operating service revenues		9,004	1,618	(183)	10,439
External/operating product revenues		1,576	—	—	1,576
Total external revenues		10,566	1,449	—	12,015
Total inter-segment revenues		14	169	(183)	—
Total operating revenues (1)		10,580	1,618	(183)	12,015
Operating costs	6	(5,742)	(1,224)	183	(6,783)
Adjusted EBITDA (2)		4,838	394	—	5,232
Severance, acquisition and other costs (3)	7	(273)	(15)	—	(288)
Depreciation and amortization (3)		(2,438)	(121)	—	(2,559)
Impairment of assets (3)		(17)	—	—	(17)
Adjusted EBIT		2,110	258	—	2,368
Finance costs
Interest expense					(865)
Net return on post-employment benefit plans	12				51
Net losses on investments (3)					(10)
Other income (3)	8				280
Income taxes					(497)
Net earnings					1,327
(1)For the six month period ended June 30, 2025, we had two segments, Bell CTS and Bell Media, and their revenues were substantially generated in Canada.
(2)The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.
(3)We have presented amounts from the previous period to make them consistent with the presentation for the current period.
Revenues by services and products
The following table presents our revenues disaggregated by type of services and products by segment.

	Three months		Six months
For the period ended June 30	2026	2025	2026	2025
Services (1)
Wireless voice and data	1,725	1,768	3,453	3,517
Wireline data (2) (3)	2,222	2,025	4,427	4,039
Wireline voice (4)	622	624	1,258	1,253
Media (5)	849	773	1,561	1,474
Other wireline services (6)	73	77	142	156
Total services	5,491	5,267	10,841	10,439
Products (7)
Wireless	555	594	1,140	1,218
Wireline (8)	130	224	363	358
Total products	685	818	1,503	1,576
Total operating revenues	6,176	6,085	12,344	12,015
(1)Our service revenues are generally recognized over time.
(2)Includes Internet protocol television revenues.
(3)Wireline data for the three and six month periods ended June 30, 2026 include $197 million and $392 million of revenues from Bell CTS U.S., respectively.
(4)Wireline voice for the three and six month periods ended June 30, 2026 include $34 million and $70 million of revenues from Bell CTS U.S., respectively.
(5)Includes streaming revenues.
(6)Other wireline services for the three and six month periods ended June 30, 2026 include $3 million and $6 million of revenues from Bell CTS U.S., respectively.
(7)Our product revenues are generally recognized at a point in time.
(8)Included in the three and six month periods ended June 30, 2026 and June 30, 2025 are revenues from finance leases related to our artificial intelligence (AI) facilities.
68 BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT

Note 5     Business acquisition and disposition
Acquisition of Ziply Fiber
On August 1, 2025, Bell Canada completed the acquisition of Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the U.S., for cash consideration of $3.64 billion in U.S. dollars ($5.01 billion in Canadian dollars). This transaction is expected to enhance Bell Canada's growth profile and strategic position by giving it a foothold in the large, underpenetrated U.S. fibre market, while increasing its scale, diversifying its operating footprint and unlocking significant growth opportunities. The results of Ziply Fiber are included in our Bell CTS U.S. segment. Ziply Fiber acquisition costs amount to $81 million.
The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities and reflects final adjustments to provisional estimates presented in BCE's 2025 consolidated financial statements, primarily for property, plant and equipment and deferred tax liabilities.

Total
Cash consideration paid (1)	5,013
Deemed settlement of loan (2)	103
Total cost to be allocated	5,116
Trade and other receivables	96
Prepaid expenses	44
Property, plant and equipment (3)	3,911
Finite-life intangible assets (4)	888
Indefinite-life intangible assets	263
Post-employment benefit assets	20
Trade payables and other liabilities	(225)
Contract liabilities	(44)
Debt due within one year	(3)
Long-term debt	(2,754)
Deferred tax liabilities	(194)
Post-employment benefit obligations	(43)
Other non-current liabilities	(4)
1,955
Cash and cash equivalents	166
Fair value of net assets acquired	2,121
Goodwill (5)	2,995
(1)Reflects a net gain of $7 million from the settlement of foreign exchange forwards and cash designated to hedge the Ziply Fiber acquisition cost in 2025.
(2)On June 25, 2025, Bell Canada entered into an agreement to loan Ziply Fiber up to $150 million in U.S. dollars. On July 30, 2025, a first loan draw of $75 million in U.S. dollars ($103 million in Canadian dollars) was made by Ziply Fiber.
(3)Consists of network infrastructure and equipment of $2,939 million, land and buildings of $537 million and assets under construction of $435 million.
(4)Consists mainly of customer relationships.
(5)Goodwill arises principally from expected synergies and future growth, of which approximately $1,154 million in U.S. dollars ($1,592 million in Canadian dollars) is deductible for tax purposes. Goodwill was allocated to our Bell CTS U.S. group of cash-generating units.
Proposed disposition of land mobile radio networks services business
On March 26, 2026, Bell Mobility Inc. entered into an agreement to sell its land mobile radio networks services business to Motorola Solutions Canada Networks Inc., a subsidiary of Motorola Solutions, for $675 million, subject to customary adjustments and a deferred net working capital settlement. The transaction is expected to close in the fourth quarter of 2026 subject to receipt of regulatory and third-party approvals and satisfaction of other closing conditions and, as such, there can be no assurance that the transaction will ultimately be consummated. The results of the land mobile radio networks services business are included in our Bell CTS Canada segment.

BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT 69

Note 6     Operating costs

		Three months		Six months
For the period ended June 30	Note	2026	2025	2026	2025
Labour costs
Wages, salaries and related taxes and benefits		(1,029)	(989)	(2,047)	(1,971)
Post-employment benefit plans service cost (net of capitalized amounts)	12	(46)	(45)	(100)	(99)
Other labour costs (1)		(202)	(224)	(406)	(447)
Less:
Capitalized labour		279	266	551	525
Total labour costs		(998)	(992)	(2,002)	(1,992)
Cost of revenues (2)		(1,894)	(1,912)	(3,849)	(3,802)
Other operating costs (3)		(582)	(507)	(1,160)	(989)
Total operating costs		(3,474)	(3,411)	(7,011)	(6,783)
(1)Other labour costs include contractor and outsourcing costs.
(2)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 7     Severance, acquisition and other costs

	Three months		Six months
For the period ended June 30	2026	2025	2026	2025
Severance	(46)	(14)	(48)	(245)
Acquisition and other	(4)	(27)	4	(43)
Total severance, acquisition and other costs	(50)	(41)	(44)	(288)
Severance costs
Severance costs consist of charges related to employee terminations.
Acquisition and other costs
Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

70 BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT

Note 8     Other income (expense)

		Three months		Six months
For the period ended June 30	Note	2026	2025	2026	2025
Net early debt redemption gains	11	89	91	89	357
Interest income		15	15	29	41
Equity gains (losses) from investments in associates and joint ventures	10
Operations		7	(1)	10	(1)
Net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans		(62)	(43)	(29)	(42)
Losses on retirements and disposals of property, plant and equipment and intangible assets		(1)	(7)	(12)	(10)
Other (1)		10	(85)	9	(65)
Total other income (expense)		58	(30)	96	280
(1)Includes foreign exchange (losses) gains on derivatives used to economically hedge anticipated purchases and the acquisition of Ziply Fiber in foreign currencies in 2025.

Note 9     Earnings per share
The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

	Three months		Six months
For the period ended June 30	2026	2025	2026	2025
Net earnings attributable to common shareholders - basic	558	579	1,174	1,209
Dividends declared per common share (in dollars)	0.4375	0.4375	0.8750	1.4350
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding - basic	932.5	930.9	932.5	925.6
Assumed exercise of stock options (1)	—	—	—	—
Weighted average number of common shares outstanding - diluted (in millions)	932.5	930.9	932.5	925.6
(1)The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 8,762,229 for the second quarter of 2026 and for the first half of 2026, compared to 5,503,174 for the second quarter of 2025 and for the first half of 2025.

BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT 71

Note 10     Investments in associates and joint ventures
In Q1 2026, as a result of the disposition of our minority stake in Maple Leaf Sports and Entertainment Ltd. in 2025, the National Hockey League reinstated our governance rights with respect to our 20.2% ownership interest in Group CH Limited Partnership (Montréal Canadiens). Accordingly, as of Q1 2026, we account for our investment in the Montréal Canadiens using the equity method. Our investment of $965 million was reclassified from publicly-traded and privately-held investments included in Other non-current assets to Investments in associates and joint ventures and $823 million was reclassified from Accumulated other comprehensive (loss) income to Deficit in the consolidated statements of financial position (statements of financial position).
The following tables provide summarized financial information with respect to BCE’s associates and joint ventures.
Statements of financial position

	June 30, 2026	December 31, 2025
Current assets	813	647
Non-current assets	6,232	826
Current liabilities	(740)	(595)
Non-current liabilities	(438)	(135)
Total net assets	5,867	743
BCE's share of net assets	1,509	396
Income statements

		Three months		Six months
For the period ended June 30	Note	2026	2025	2026	2025
Revenues		488	392	981	771
Expenses		(459)	(397)	(941)	(774)
Total net earnings (loss)		29	(5)	40	(3)
BCE’s share of net earnings (loss)	8	7	(1)	10	(1)

Note 11     Debt
On June 5, 2026, Bell Canada issued, under its 2016 trust indenture, 5.450% Series US-11 Notes, with a principal amount of $650 million in U.S. dollars ($899 million in Canadian dollars), which mature on November 15, 2036. The Series US-11 Notes have been hedged for foreign currency fluctuations through cross currency interest rate swaps. See Note 13, Financial assets and liabilities, for additional details.
On June 5, 2026, Bell Canada repurchased, pursuant to tender offers:
•a principal amount of $353 million in U.S. dollars ($491 million in Canadian dollars) of its 4.464% Series US-1 Notes, that had an outstanding principal amount of $1,150 million in U.S. dollars ($1,601 million in Canadian dollars), which mature on April 1, 2048
•a principal amount of $98 million in U.S. dollars ($136 million in Canadian dollars) of its 4.300% Series US-2 Notes, that had an outstanding principal amount of $426 million in U.S. dollars ($593 million in Canadian dollars), which mature on July 29, 2049
•a principal amount of $109 million in U.S. dollars ($152 million in Canadian dollars) of its 3.650% Series US-4 Notes, that had an outstanding principal amount of $421 million in U.S. dollars ($587 million in Canadian dollars), which mature on March 17, 2051
•a principal amount of $91 million in U.S. dollars ($127 million in Canadian dollars) of its 2.150% Series US-5 Notes, that had an outstanding principal amount of $417 million in U.S. dollars ($581 million in Canadian dollars), which mature on February 15, 2032
•a principal amount of $84 million in U.S. dollars ($117 million in Canadian dollars) of its 3.200% Series US-6 Notes, that had an outstanding principal amount of $459 million in U.S. dollars ($639 million in Canadian dollars), which mature on February 15, 2052
•a principal amount of $143 million in U.S. dollars ($199 million in Canadian dollars) of its 3.650% Series US-7 Notes, that had an outstanding principal amount of $533 million in U.S. dollars ($742 million in Canadian dollars), which mature on August 15, 2052
72 BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT

for an aggregate cash purchase price of $692 million in U.S. dollars ($963 million in Canadian dollars).
In addition, on the same date, Bell Canada repurchased, pursuant to tender offers:
•a principal amount of $60 million of its 6.55% Series M-3 medium-term notes (MTN) debentures, that had an outstanding principal amount of $200 million, which mature on May 1, 2029
•a principal amount of $301 million of its 4.35% Series M-39 MTN debentures, that had an outstanding principal amount of $395 million, which mature on December 18, 2045
•a principal amount of $367 million of its 4.45% Series M-45 MTN debentures, that had an outstanding principal amount of $400 million, which mature on February 27, 2047
•a principal amount of $345 million of its 2.50% Series M-52 MTN debentures, that had an outstanding principal amount of $1,000 million, which mature on May 14, 2030
•a principal amount of $380 million of its 5.15% Series M-60 MTN debentures, that had an outstanding principal amount of $600 million, which mature on November 14, 2028 for an aggregate cash purchase price of $1,422 million.
As a result of these cash tender offers, in Q2 2026, we recognized early debt redemption gains of $89 million, which were recorded in Other income (expense) in the income statements, primarily due to the fair value discount, offset by losses on terminated cross currency interest rate swaps and recognition of unamortized debt issue costs related to these debt securities.
On June 3, 2026, Bell Canada issued, under its 1997 trust indenture, 4.70% Series M-69 MTN debentures, with a principal amount of $900 million, which mature on November 15, 2036. Additionally, on the same date, Bell Canada issued, under its 1997 trust indenture, 5.30% Series M-70 MTN debentures, with a principal amount of $700 million, which mature on June 3, 2056.
On March 30, 2026, Bell Canada issued, under its 1997 trust indenture, 4.40% Series M-68 MTN debentures, with a principal amount of $750 million, which mature on March 30, 2033.
On February 12, 2026, Bell Canada issued, under its Canadian subordinated trust indenture dated as of March 27, 2025 as supplemented and amended from time to time (2025 Canadian Subordinated Indenture), Fixed-to-Fixed Rate Junior Subordinated Notes, Series D (Series D Notes), with a principal amount of $750 million, which initially bear interest at an annual rate of 5.375% and reset every five years starting on May 12, 2031 at an annual rate equal to the five-year Government of Canada yield plus a spread of 2.388%, provided that the interest rate during any five-year interest period will not reset below 5.375%, which mature on May 12, 2056. Additionally, on the same date, Bell Canada issued, under its 2025 Canadian Subordinated Indenture, Fixed-to-Fixed Rate Junior Subordinated Notes, Series E (Series E Notes), with a principal amount of $750 million, which initially bear interest at an annual rate of 5.875% and reset every five years starting on May 12, 2036 at an annual rate equal to the five-year Government of Canada yield plus a spread of 2.440%, provided that the interest rate during any five-year interest period will not reset below 5.875%, which mature on May 12, 2056. Bell Canada may redeem either of the Series D Notes or Series E Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset dates.
The Series M-68, M-69, M-70 MTN debentures, the Series US-11 Notes and the Series D Notes and Series E Notes are fully and unconditionally guaranteed by BCE.
Credit facilities
On January 28, 2026, a fourth loan advance of $102 million in U.S. dollars ($139 million in Canadian dollars) was made under the unsecured committed term loan agreement of $700 million in U.S. dollars ($972 million in Canadian dollars) that Bell Canada entered into on April 14, 2025, to finance certain purchase obligations. On April 13, 2026, a fifth loan advance of $110 million in U.S. dollars ($152 million in Canadian dollars) was made. As a result, the $700 million in U.S. dollars ($972 million in Canadian dollars) term loan facility is fully drawn. The term loans are repayable in multiple periodic installments between July 2026 until maturity of the credit facility in April 2029. The loan advances have been hedged for foreign currency fluctuations.
Principal lease payments
Total principal payment on lease liabilities included in Repayment of long-term debt in the consolidated statements of cash flows was $258 million and $278 million for the three months ended June 30, 2026 and 2025, respectively, and $499 million and $582 million for the six months ended June 30, 2026 and 2025, respectively.

BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT 73

Note 12     Post-employment benefit plans
Post-employment benefit plans cost
We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).
Components of post-employment benefit plans service cost

	Three months		Six months
For the period ended June 30	2026	2025	2026	2025
DB pension	(27)	(31)	(55)	(61)
DC pension	(31)	(30)	(71)	(70)
OPEBs	(1)	(1)	(1)	(1)
Less:
Capitalized benefit plans cost	13	17	27	33
Total post-employment benefit plans service cost	(46)	(45)	(100)	(99)
Components of post-employment benefit plans financing income

	Three months		Six months
For the period ended June 30	2026	2025	2026	2025
DB pension	43	33	88	66
OPEBs	(7)	(7)	(15)	(15)
Total net return on post-employment benefit plans	36	26	73	51

74 BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT

Note 13     Financial assets and liabilities
Fair value
The following table provides the fair value details of certain financial instruments measured at amortized cost in the statements of financial position.

			June 30, 2026		December 31, 2025
	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value
Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	33,581	33,837	31,236	31,286
The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

		Fair value
	Classification	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2) (1)	Non-observable market inputs (level 3) (2)
June 30, 2026
Publicly-traded and privately-held investments (3) (4)	Other non-current assets	352	184	—	168
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(268)	—	(268)	—
Investments	Other non-current assets	247	—	247	—
December 31, 2025
Publicly-traded and privately-held investments (3)	Other non-current assets	1,198	105	—	1,093
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(513)	—	(513)	—
Investments	Other non-current assets	246	—	246	—
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows, prices of comparable investments and revenue and earnings multiples. For certain privately-held investments, changes in our valuation assumptions may result in a significant change in the fair value of our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in Other comprehensive income in the consolidated statements of comprehensive income and are reclassified from Accumulated other comprehensive (loss) income to the Deficit in the statements of financial position when realized.
(4)In Q1 2026, our investment in the Montréal Canadiens was reclassified to Investments in associates and joint ventures in the statements of financial position. See Note 10, Investments in associates and joint ventures, for additional details.
Market risk
Currency exposures
In 2026, following the repurchase of a portion of certain U.S. dollar debt prior to maturity, we proportionately terminated the corresponding cross currency interest rate swaps used to hedge the U.S. currency exposure of this debt. Specifically, we terminated cross currency interest rate swaps with a notional amount of $353 million in U.S. dollars ($464 million in Canadian dollars) relating to our Series US-1 Notes, $98 million in U.S. dollars ($132 million in Canadian dollars) relating to our Series US-2 Notes, $109 million in U.S. dollars ($139 million in Canadian dollars) relating to our Series US-4 Notes, $91 million in U.S. dollars ($114 million in Canadian dollars) relating to our Series US-5 Notes, $84 million in U.S. dollars ($106 million in Canadian dollars) relating to our Series US-6 Notes and $143 million in U.S. dollars ($182 million in Canadian dollars) relating to our Series US-7 Notes. The fair value of the cross currency interest rate swaps at the date of termination was a net liability of $82 million.
In 2026, we entered into cross currency interest rate swaps with a notional amount of $650 million in U.S. dollars ($899 million in Canadian dollars) to hedge the U.S. currency exposure of our Series US-11 Notes maturing in 2036. The fair
BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT 75

value of the cross currency interest rate swaps at June 30, 2026 was a net asset of $6 million recognized in Other current assets, Other non-current assets and Other non-current liabilities in the statements of financial position.
In 2026, we entered into amortizing cross currency interest rate swaps with a notional amount of $213 million in U.S. dollars ($292 million in Canadian dollars) to hedge the U.S. currency exposure of other debt maturing in 2029. The fair value of the amortizing cross currency interest rate swaps at June 30, 2026 was a net asset of $9 million recognized in Other current assets, Other non-current assets and Other non-current liabilities in the statements of financial position.
See Note 11, Debt, for additional details.
The following table provides further details on our outstanding foreign currency forward contracts and options at June 30, 2026.

Type of hedge	Buy currency	Amount to receive	Sell currency	Amount to pay	Maturity	Hedged item
Cash flow (1)	USD	1,132	CAD	1,604	2026	Loans
Cash flow	USD	425	CAD	589	2026	Commercial paper
Cash flow	USD	442	CAD	587	2026	Anticipated purchases
Cash flow	PHP	4,752	CAD	110	2026	Anticipated purchases
Cash flow	USD	440	CAD	589	2027	Anticipated purchases
Cash flow	USD	120	CAD	156	2028	Anticipated purchases
Economic - call options	USD	60	CAD	79	2026	Anticipated purchases
Economic - options (2)	USD	10	CAD	13	2026	Anticipated purchases
Economic - call options	CAD	261	USD	180	2026	Anticipated purchases
Economic - put options	USD	80	CAD	105	2026	Anticipated purchases
Economic - put options	CAD	67	USD	50	2026	Anticipated purchases
Economic - call options	USD	75	CAD	99	2027	Anticipated purchases
Economic - put options	USD	60	CAD	79	2027	Anticipated purchases
Economic - options (2)	USD	44	CAD	59	2027	Anticipated purchases
Economic - call options	CAD	360	USD	240	2028	Anticipated purchases
Economic - put options	USD	120	CAD	156	2028	Anticipated purchases
Economic - call options	USD	—	CAD	7	2028	Anticipated purchases
(1)Forward contracts to hedge loans secured by receivables under our securitization program.
(2)Foreign currency options with a leverage provision and a profit cap limitation.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $42 million (gain of $3 million) recognized in net earnings at June 30, 2026 and a gain of $16 million (gain of $13 million) recognized in Other comprehensive income at June 30, 2026, with all other variables held constant.
Interest rate exposures
In 2026, following the repurchase of a portion of our Series M-45 MTN debentures prior to maturity, we terminated the corresponding interest rate swaps with a notional amount of $200 million used to hedge the fair value of these debentures and interest rate swaps with a notional amount of $200 million to hedge the interest cost of these debentures. The fair value of the interest rate swaps at the date of termination was a net liability of $8 million, of which $5 million and $3 million is reflected in the initial fair value of the interest rate swaps relating to our Series EO Notes and Series M-45 MTN debentures, respectively.
In 2026, we entered into interest rate swaps to hedge the fair value and interest cost of debt instruments as follows:

Debt		Fair value hedge		Hedge of interest cost
Series	Maturity	Notional amount	Maturity	Notional amount	Maturity
E Notes	2056	750	2036	750	2031
EH Notes	2041	400	2041	400	2031
EO Notes	2053	150	2046	150	2031-2032
EU Notes	2054	150	2046	150	2032
M-45 MTN debentures	2047	33	2047	33	2028
M-61 MTN debentures	2053	400	2046	400	2031
M-68 MTN debentures	2033	750	2029	—	—
M-70 MTN debentures	2056	700	2046	700	2031
76 BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT

The fair value of these interest rate swaps at June 30, 2026 was a net liability of $1 million recognized in Other current assets, Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position and reflects an initial liability of $8 million, as described above.
See Note 11, Debt, for additional details.
A 1% increase (decrease) in interest rates would result in a loss of $24 million (gain of $12 million) recognized in net earnings and a gain of $87 million (loss of $83 million) recognized in Other comprehensive income for the six months ended June 30, 2026, with all other variables held constant.
Equity price exposures
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at June 30, 2026 and December 31, 2025 was a net liability of $219 million and $187 million, respectively, recognized in Other current assets, Trade payables and other liabilities, and Other non-current liabilities in the statements of financial position. A loss of $62 million and $29 million for the three and six months ended June 30, 2026, respectively, and a loss of $43 million and $42 million for the three and six months ended June 30, 2025, respectively, relating to the equity forward contracts is recognized in Other income (expense) in the income statements.
A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $15 million recognized in net earnings at June 30, 2026, with all other variables held constant.

Note 14     Share capital
Normal course issuer bid for BCE First Preferred Shares
For the three and six months ended June 30, 2026, BCE repurchased and canceled 1,369,920 and 2,886,461 First Preferred Shares with a stated capital of $34 million and $72 million for a total cost of $30 million and $62 million, respectively. The remaining $4 million and $10 million were recorded to contributed surplus for the three and six months ended June 30, 2026, respectively.
Conversion and dividend rate reset of BCE First Preferred Shares
On March 31, 2026, all of BCE's floating-rate Cumulative Redeemable First Preferred Shares, Series AN, were converted, on a one-for-one basis, into fixed-rate Cumulative Redeemable First Preferred Shares, Series AM (Series AM Preferred Shares).
The annual fixed dividend rate on BCE's Series AM Preferred Shares was reset for the next five years, effective March 31, 2026, at 4.837%.
On May 1, 2026, 121,070 of BCE's 8,032,285 fixed-rate Cumulative Redeemable First Preferred Shares, Series AG (Series AG Preferred Shares), were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AH (Series AH Preferred Shares). In addition, on the same date, 1,464,469 of BCE's 4,175,513 Series AH Preferred Shares were converted, on a one-for-one basis, into Series AG Preferred Shares.
The annual fixed dividend rate on BCE's Series AG Preferred Shares was reset for the next five years, effective May 1, 2026, at 5.30%. The Series AH Preferred Shares will continue to pay a monthly cash dividend.
Subsequent to quarter end, on August 4, 2026, all of BCE's floating-rate Cumulative Redeemable First Preferred Shares, Series AJ, were converted, on a one-for-one basis, into fixed-rate Cumulative Redeemable First Preferred Shares, Series AI (Series AI Preferred Shares).
The annual fixed dividend rate on BCE's Series AI Preferred Shares was reset for the next five years, effective August 4, 2026, at 5.10%.
Dividends are paid as and when declared by the board of directors of BCE.

BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT 77

Note 15     Share-based payments
The following share-based payment amounts are included in the income statements as operating costs.

	Three months		Six months
For the period ended June 30	2026	2025	2026	2025
Restricted share units (RSUs) and performance share units (PSUs)	(11)	(9)	(37)	(38)
Stock options, employee savings plan and deferred share units	(8)	(7)	(23)	(15)
Total share-based payments	(19)	(16)	(60)	(53)
The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended June 30, 2026.
RSUs/PSUs

Number of RSUs/PSUs
Outstanding, January 1, 2026	4,968,853
Granted	1,714,702
Dividends credited	136,451
Settled	(1,271,096)
Forfeited	(164,728)
Outstanding, June 30, 2026	5,384,182
Stock options

	Number of options	Weighted average exercise price ($)
Outstanding, January 1, 2026	5,503,174	62
Granted	3,341,630	36
Forfeited or expired	(82,575)	63
Outstanding, June 30, 2026	8,762,229	52
Exercisable, June 30, 2026	5,420,599	62
Assumptions used in stock option pricing model
The fair value of options granted was determined using a binomial option pricing model that takes into account factors specific to the stock options granted. The following table shows the principal assumptions used in the valuation.

2026
Fair value per option granted	$3.96
Share price	$36
Exercise price	$36
Expected dividend yield	5%
Expected volatility	17%
Risk-free interest rate	3%
Expected life (years)	6
Expected dividend yield is consistent with BCE’s dividend strategy. Expected volatility is based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options. Stock options granted in 2026 vest over four years.

78 BCE Inc. 2026 SECOND QUARTER SHAREHOLDER REPORT